SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number:  0-21886

                           NOTIFICATION OF LATE FILING

(Check one):   X  Form 10-K      Form 11-K       Form 20-F       Form 10-Q
             ----           ----            ----            ----
       For Period Ended:  December 31, 2001

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:
                                        -------------------------------------
 Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:      BARRETT BUSINESS SERVICES, INC.

Address of principal executive office:    4724 S.W. Macadam Avenue
                                          Portland, Oregon  97201

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    | (a)     The reasons  described  in  reasonable  detail in Part III of this
    |         form  could  not be  eliminated  without  unreasonable  effort  or
    |         expense;
    | (b)     The subject annual report,  semi-annual report,  transition report
    |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
|X| |         filed on or before the 15th calendar day following the  prescribed
    |         due date; or the subject  quarterly report or transition report on
    |         Form 10-Q, or portion thereof will be filed on or before the fifth
    |         calendar day following the prescribed due date; and
    | (c)     The  accountant's  statement  or other  exhibit  required  by Rule
    |         12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

          The Company has experienced unexpected delays in finalizing its accounts as of December 31, 2001, and in preparing its financial statements for the year then ended due to delays associated with efforts to quantify the effect of unforeseen recent adverse developments in workers' compensation claims affecting the Company's estimates, as of December 31, 2001, for workers' compensation expense. As a result, the Company is not able to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense. The Company expects to file its Annual Report no later than April 15, 2002.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

              Michael D. Mulholland         (503)               220-0988
                  (Name)                  (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). -X- Yes --- No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
-X- Yes --- No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company believes that its 2001 operating results will reflect a significant decline from its operating results for 2000 due to the Company's re-evaluation of its December 31, 2001, estimate of workers' compensation expense. The Company and its outside actuary are evaluating the full potential financial effect of these developments, but the Company is not able to make an estimate of appropriate adjustment to the accrual for workers' compensation expense until it has completed discussions with its actuary, independent accountants, and other advisers and afforded its audit committee and independent accountants an opportunity to review the final determination.


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


      BARRETT BUSINESS SERVICES, INC., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 1, 2002                      By: /s/ Michael D. Mulholland
                                             -----------------------------------
                                             Michael D. Mulholland
                                             Title:  Vice President - Finance

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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